================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             -----------------------

                       ANCHOR GLASS CONTAINER CORPORATION
                                (Name of Company)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                                    033038209
                                 (CUSIP Number)

                                 IRIS B. ROSKEN
                       CARL MARKS MANAGEMENT COMPANY, L.P.
                              135 EAST 57TH STREET
                             NEW YORK, NY 10022-2032
                            TEL. NO.: (212) 909-8400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  APRIL 5, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

-----------------------------                     ------------------------------
03308209                                                           Page  2 of 17
-----------------------------                     ------------------------------

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Carl Marks Strategic Investments, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     816,901
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8        SHARED VOTING POWER
         REPORTING
           PERSON                      0
            WITH              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       816,901
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  816,901
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  27.94%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                     ------------------------------
03308209                                                           Page  3 of 17
-----------------------------                     ------------------------------

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Carl Marks Strategic Investments II, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     494,076
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8        SHARED VOTING POWER
         REPORTING
           PERSON                      0
            WITH              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       494,076
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  494,076
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.85%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                     ------------------------------
03308209                                                           Page  4 of 17
-----------------------------                     ------------------------------

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Carl Marks Management Company, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     1,310,977
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8        SHARED VOTING POWER
         REPORTING
           PERSON                      0
            WITH              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       1,310,977
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,310,977
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  38.72%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                     ------------------------------
03308209                                                           Page  5 of 17
-----------------------------                     ------------------------------

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Andrew M. Boas
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF, PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States Citizen
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     24,922
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8        SHARED VOTING POWER
         REPORTING
           PERSON                      1,329,681
            WITH              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       24,922
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       1,329,681
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,354,603
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  39.53%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

-----------------------------                     ------------------------------
03308209                                                           Page  6 of 17
-----------------------------                     ------------------------------

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Robert C. Ruocco
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF, PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States Citizen
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     2,228
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8        SHARED VOTING POWER
         REPORTING
           PERSON                      1,310,977
            WITH              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       2,228
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       1,310,977
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,313,205
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  38.76%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

-----------------------------                     ------------------------------
03308209                                                           Page  7 of 17
-----------------------------                     ------------------------------

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  James F. Wilson
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States Citizen
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     0
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8        SHARED VOTING POWER
         REPORTING
           PERSON                      1,310,977
            WITH              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       0
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       1,310,977
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,310,977
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  38.72%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

-----------------------------                     ------------------------------
03308209                                                           Page  8 of 17
-----------------------------                     ------------------------------

ITEM 1.  SECURITY AND COMPANY.

                  The title of the class of equity securities of Anchor Glass

Container Corporation, a Delaware corporation (the "Company"), to which this statement (this "Statement") relates is the Company's Common Stock, par value

$0.10 per share (the "Common Stock"). The address of the principal executive office of the Company is One Anchor Plaza, 4343 Anchor Plaza Parkway, Tampa, FL

33634-7513.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)      This Statement is filed by (i) Carl Marks Strategic

Investments, L.P., a Delaware limited partnership (the "Partnership"), (ii) Carl

Marks Strategic Investments II, L.P., a Delaware limited partnership

("Partnership II"), (iii) Carl Marks Management Company, L.P., a Delaware

limited partnership and the sole general partner of each of the Partnership and

Partnership II (the "General Partner"), and (iv) Andrew M. Boas ("Boas"), Robert

C. Ruocco ("Ruocco") and James F. Wilson ("Wilson"), the three general partners of the General Partner (collectively, the "Reporting Persons").

                  The Reporting Persons may be deemed a "group" for purposes of

Section 13(d) and Rule 13d-1(f) under the Act because of their relationships and neither the filing of this Schedule 13D nor anything set forth herein shall be deemed to be an admission that such a "group" exists.

                  (b) - (c) (i) The principal business of each of the

Partnership and Partnership II is investment in securities. The sole general partner of each of the Partnership and Partnership II is the General Partner.

The principal business of the General Partner is investment management,

including the management of the Partnership and Partnership II. The business address of each of the Partnership, Partnership II and the General Partner is

135 East 57th Street, New York, New York 10022.

-----------------------------                     ------------------------------
03308209                                                           Page  9 of 17
-----------------------------                     ------------------------------

                  (ii) The principal business of each of Messrs. Boas, Ruocco and Wilson is acting as general partner of the General Partner. In addition,

Boas is one of the two persons who control the Carl Marks Foundation, Inc.

("CMF"), a New York corporation, which owns shares of Common Stock and Series A

Preferred Stock and warrants to purchase Common Stock ("Warrants"). Ruocco is also a director of the Company. The business address of Messrs. Boas, Ruocco and

Wilson is 135 East 57th Street, New York, New York 10022.

                  (d) During the last five years, none of the Reporting Persons and CMF has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, none of the Reporting Persons and CMF has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Messrs. Boas, Ruocco and Wilson are each citizens of the

United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  In April 1997, the Reporting Persons purchased with their own funds 10.25% Notes (the "Notes") of the Anchor Resolution Corp. (f.k.a. Anchor

Glass Container Corp., "Old Anchor"), which had filed for bankruptcy in

September 1996. From May 1998 to November 1999, the Reporting Persons received distributions with respect to the Notes from the Anchor Liquidating Trust, a grantor trust governed by the laws of New York, pursuant to the terms of Old

Anchor's Plan of Reorganization, effective January 30, 1998. These distributions consisted in part of Series A Common Stock, Series

-----------------------------                     ------------------------------
03308209                                                           Page 10 of 17
-----------------------------                     ------------------------------

C Common Stock, Series A Preferred Stock, Warrants for Series A Common Stock and

Warrants for Series C Common Stock. In August 1998, the Partnership purchased an additional 400 shares (the "Additional Shares") of Series A Preferred Stock with its own funds.

ITEM 4.  PURPOSE OF TRANSACTION.

                  The Reporting Persons acquired the Notes and the Partnership acquired the Additional Shares for investment purposes. The Reporting Persons retain the Common and Series A Preferred Stock and the Warrants they received as distributions with respect to the Notes, and the Partnership retains the

Additional Shares it purchased, primarily for investment purposes. However, the

Reporting Persons have become disenchanted with the current management of the

Company. Certain of the Reporting Persons have repeatedly expressed to the

Company their disapproval of certain transactions entered into by the Company,

the process by which decisions are made by the Company and the lack of proper documentation by the Company. On October 13, 2000, certain of the Reporting

Persons were among the plaintiffs in COMAC ET AL V. GHAZNAVI ET AL, No. 18417

(Del. Ch. Filed October 13, 2000), a derivative action lawsuit filed in the

Delaware Court of Chancery which alleges INTER ALIA that certain directors and officers of the Company breached their fiduciary duties to the Company and the minority shareholders, and that John J. Ghaznavi ("Ghaznavi"), the chief executive officer and chairman of the Board of Directors of the Company, and the majority shareholder and certain of its affiliated corporations, all of which are directly or indirectly controlled by Ghaznavi, engaged in improper self-dealing, were unjustly enriched at the expense of the the Company and usurped a business opportunty rightfully belonging to the Company. The Reporting

Persons desire to participate more actively on the Board of Directors to influence the conduct of the Company and may ultimately take action to change the management of the Company.

                  Pursuant to the Certificate of Designations, Preferences and

Relative, Participating, Option or Other Rights, and the Qualifications,

Limitations or Restrictions Thereof of the Series A 10% Cumulative Convertible

Preferred Stock of the Company, as amended (the "Certificate of Designations"),

if the Company does not pay dividend payments to the holders of Series A

Preferred Stock equal to or greater than the payments due for twelve quarters,

five directors are automatically added to the Board of Directors of the Company,

bringing the total number of directors from 13 to 18. The holders of Series A

Preferred Stock have the right to vote for these directors as a class. As the

-----------------------------                     ------------------------------
03308209                                                           Page 11 of 17
-----------------------------                     ------------------------------

Company has not paid at least twelve quarterly dividend payments on the Series A

Preferred Stock, the Reporting Persons have participates in the election of five additional directors. The Reporting Persons contacted other holders of Series A

Preferred Stock to discuss the election of these additional directors. The

Reporting Persons delivered to the Company on April 5, 2001 a consent for the election of these five additional directors, one of whom is Boas. Ruocco intends to remain a director.

                  The Reporting Persons may be deemed to form a "group," for purposes of Section 13(d) of the Act, with other holders of Series A Preferred

Stock. The Reporting Persons disclaim that a group has been formed with any other holders of Series A Preferred Stock.

                  From time to time the Reporting Persons may acquire additional shares of Common Stock, Series A Preferred Stock or Warrants or dispose of some or all of the shares of Common Stock, Series A Preferred Stock or Warrants owned by them. The Reporting Persons continue to monitor and evaluate their investment in the Company in light of pertinent factors, including the following: (i) the

Company's business, operations, assets, financial condition and prospects and

(ii) market, general economic and other conditions. In light of the foregoing factors and the plans and requirements of the Reporting Persons from time to time, the Reporting Persons may determine either directly or indirectly to (i)

acquire additional securities of the Company, (ii) dispose of some or all of the securities of the Company which they beneficially own, or (iii) propose a merger, consolidation, joint venture or other business combination involving the

Company or its subsidiaries or divisions, a sale or purchase of assets or securities of the Company or its subsidiaries or divisions, a recapitalization,

reorganization or liquidation involving the Company or its subsidiaries or divisions or other similar actions. The Reporting Persons reserve the right,

either individually or in any combination among

-----------------------------                     ------------------------------
03308209                                                           Page 12 of 17
-----------------------------                     ------------------------------

themselves or together with one or more of the other stockholders of the

Company, to determine in the future to take or cause to be taken one or more of the foregoing actions. Any sale or disposition of shares of Common Stock, Series

A Preferred Stock or Warrants by the Reporting Persons may be made by means of privately negotiated sales, registered offerings or other transactions or by seeking to cause the Company to effect one or more of the transactions set forth above. In addition, the Reporting Persons or their affiliates may determine to increase or decrease their interests in the Company through one or more transactions in the open market or to distribute some or all of their interests in the Company to their partners or members.

                  Other than as described in this Statement, the Reporting

Persons do not have either plans or proposals that relate to or would result in:

(i) the acquisition by any person of additional securities of the Company or any of its subsidiaries or the disposition of securities of the Company or any of its subsidiaries; (ii) an extraordinary corporate transaction, such as a merger,

reorganization or liquidation, involving the Company or any of its subsidiaries;

(iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company or any of its subsidiaries, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter,

by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any persons; (viii) causing the

Common Stock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) any class of equity securities of

-----------------------------                     ------------------------------
03308209                                                           Page 13 of 17
-----------------------------                     ------------------------------

the Company becoming eligible for termination of registration pursuant to

Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above. The Reporting Persons reserve the right, either individually or in any combination among themselves or together with one or more of the other stockholders of the Company, to determine in the future to take or cause to be taken one or more of the foregoing actions.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

                  (a) - (b) As of the date hereof, the Partnership owns 816,901 shares of Common Stock (which includes shares of Series A Preferred Stock and

Warrants owned by the Partnership), which constitutes 27.94% of the Company's issued and outstanding shares of Common Stock (assuming conversion of all of the

Partnership's Series A Preferred Stock and the exercise of all of the

Partnership's Warrants and based on the 2,158,755 issued and outstanding shares of Common Stock as of October 31, 2000 reported by the Company in its Form 10Q filed on November 14, 2000); has sole voting power with respect to 816,901 shares of Common Stock; and has sole dispositive power with respect to 816,901 shares of Common Stock.

                  As of the date hereof, Partnership II owns 494,076 shares of

Common Stock (which includes shares of Series A Preferred Stock and Warrants owned by Partnership II), which constitutes 18.85% of the Company's issued and outstanding shares of Common Stock (assuming conversion of all of Partnership

II's Series A Preferred Stock and the exercise of all of Partnership II's

Warrants); has sole voting power with respect to 494,076 of shares of Common

Stock; and has sole dispositive power with respect to 494,076 shares of Common

Stock.

-----------------------------                     ------------------------------
03308209                                                           Page 14 of 17
-----------------------------                     ------------------------------

                  The General Partner, in its capacity as general partner of the

Partnership and Partnership II, may be deemed to own beneficially 1,310,977 shares of Common Stock (which includes shares of Series A Preferred Stock and

Warrants owned by the Partnership and Partnership II), which constitute approximately 38.72% of the outstanding Shares (assuming conversion of all of the Series A Preferred Stock and exercise of all of the Warrants owned by the

Partnership and Partnership II); have sole voting power with respect to

1,310,977 shares of Common Stock; and have sole dispositive power with respect to 1,310,977 shares of Common Stock.

                  Wilson, in his capacity as general partner of the General

Partner, may be deemed to own beneficially 1,310,977 shares of Common Stock

(which includes shares of Series A Preferred Stock and Warrants owned by the

Partnership and Partnership II), which constitute approximately 38.72% of the outstanding Shares (assuming conversion of all of the Series A Preferred Stock and exercise of all of the Warrants owned by the Partnership and Partnership

II); have shared voting power with respect to 1,310,977 shares of Common Stock;

and have shared dispositive power with respect to 1,310,977 shares of Common

Stock.

                  Boas may be deemed to own beneficially 1,354,603 shares of

Common Stock (which includes shares of Series A Preferred Stock and Warrants owned by the Partnership, Partnership II, CMF and Boas directly): 1,310,977 shares of Common Stock in his capacity as general partner of the General

Partner, 18,704 shares of Common Stock in his capacity as control person of the

Carl Marks Foundation, and 24,922 shares of Common Stock owned directly. These shares constitute approximately 39.53% of the outstanding Shares (assuming conversion of all of the Series A Preferred Stock and exercise of all of the

Warrants owned by the Partnership, Partnership II, CMF and Boas directly). Boas may be deemed to have sole voting power with respect to 24,922 shares of Common

Stock; have shared voting power with respect to 1,329,681 shares of Common

Stock; have sole dispositive power with respect to 24,922 shares of Common

Stock; and have shared dispositive power with respect to 1,329,681 shares of

Common Stock.

                  Ruocco may be deemed to own beneficially 1,313,205 shares of

Common Stock (which includes shares of Series A Preferred Stock and Warrants owned by the Partnership, Partnership II and Ruocco directly): 1,310,977 shares of Common Stock in his capacity as general partner of the General Partner and

2,228 shares of Common Stock owned directly. These shares constitute approximately 38.76 % of the outstanding Shares (assuming conversion

-----------------------------                     ------------------------------
03308209                                                           Page 15 of 17
-----------------------------                     ------------------------------

of all of the Series A Preferred Stock and exercise of all of the Warrants owned by the Partnership, Partnership II and Ruocco directly). Ruocco may be deemed to have sole voting power with respect to 2,228 shares of Common Stock; have shared voting power with respect to 1,310,977 shares of Common Stock; have sole dispositive power with respect to 2,228 shares of Common Stock; and have shared dispositive power with respect to 1,310,977 shares of Common Stock.

                  This Statement does not include additional shares of Common or

Series A Preferred Stock or Warrants that are held by the Anchor Liquidating

Trust that the Reporting Persons may have the right to receive and may be deemed to own beneficially because the exact number of such shares and Warrants has not been determined at this time.

                  (c) Except as set forth herein, to the knowledge of the

Reporting Persons with respect to the persons named in response to paragraph

(a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE COMPANY.

                  The  Partnership  owns  $8,975,000  and  Partnership  II  owns

$3,325,000  worth of 11.25%  Notes of the  Company  due April 1, 2005 which were purchased on the open market.

-----------------------------                     ------------------------------
03308209                                                           Page 16 of 17
-----------------------------                     ------------------------------

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Certificate of Designations, incorporated by reference to the Company's Form S-1, filed with the Securities and Exchange Commission (the "Commission") on November 12, 1997

                  Exhibit 2: Amendment to the Certificate of Designations, incorporated by reference to the Company's Form 10, filed with the Commission on August 7, 1998

                  Exhibit 3: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Act.

SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   CARL MARKS STRATEGIC
                                      INVESTMENTS, L.P.


                                   By:  Carl Marks Management Company,
                                        L.P., its general partner

                                        By:  /s/  Robert C. Ruocco
                                             ----------------------------------
                                             Name:     Robert C. Ruocco
                                             Title:    General Partner


                                   CARL MARKS STRATEGIC
                                      INVESTMENTS II, L.P.


                                   By:  Carl Marks Management Company,
                                        L.P., its general partner

                                        By:  /s/  Robert C. Ruocco
                                             ----------------------------------
                                             Name:     Robert C. Ruocco
                                             Title:    General Partner


                                   CARL MARKS MANAGEMENT
                                      COMPANY, L.P.


                                        By:  /s/  Robert C. Ruocco
                                             ----------------------------------
                                             Name:     Robert C. Ruocco
                                             Title:    General Partner


                                   /s/  Andrew M. Boas
                                   --------------------------------------------
                                   ANDREW M. BOAS


                                   /s/  Robert C. Ruocco
                                   --------------------------------------------
                                   ROBERT C. RUOCCO


                                   /s/  James F. Wilson
                                   --------------------------------------------
                                   JAMES F. WILSON